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November 10, 2021

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Stringer

Joel Parker

Jacqueline Kaufman

Lilyanna Peyser

Re:	Lulu’s Fashion Lounge Holdings, Inc.

Registration Statement on Form S-1

Filed October 12, 2021

File No. 333-260194

Ladies and Gentlemen:

On behalf of Lulu’s Fashion Lounge Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated November 9, 2021 with respect to the Company’s Registration Statement on Form S-1 as filed on October 12, 2021, as amended pursuant to Amendment No. 1 to the Registration Statement on Form S-1 filed on November 1, 2021, and as further amended pursuant to Amendment No. 2 to the Registration Statement on Form S-1 filed on November 9, 2021 (the “Registration Statement”). This letter is being submitted together with the Company’s Amended Registration Statement on Form S-1 filed on November 10, 2021 (“Amendment No. 3”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Any use of the words “we” or “our” herein refer to the Company.

Capitalization, page 73

1. Please revise your Capitalization table for the effects of the triggered down round feature noted on page 23. Refer to ASC 260-10-55-97.

November 10, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 22, 23, 73, 74 and 76 of Amendment No. 3 to give effect to the down round feature noted elsewhere in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at marc.jaffe@lw.com or by telephone at (212) 906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:

Scott Stringer, U.S. Securities and Exchange Commission

Joel Parker, U.S. Securities and Exchange Commission

Jacqueline Kaufman, U.S. Securities and Exchange Commission

Lilyanna Peyser, U.S. Securities and Exchange Commission

David McCreight, Lulu’s Fashion Lounge Holdings, Inc.

Crystal Landsem, Lulu’s Fashion Lounge Holdings, Inc.

Naomi Beckman-Straus, Esq., Lulu’s Fashion Lounge Holdings, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

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